UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Delta Apparel, Inc.
(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

247368103

(CUSIP Number)

Forager Fund, L.P.

Attn: Edward Kissel

2025 3rd Ave. N, Suite 350

Birmingham, AL 35203

205-383-4763

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247368103	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons Forager Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 579,426
	8.	Shared Voting Power
	9.	Sole Dispositive Power 579,426
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 579,426
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 247368103	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons Forager Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 579,526
	8.	Shared Voting Power
	9.	Sole Dispositive Power 579,526
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 579,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 247368103	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons Edward Kissel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 579,526
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 579,526

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 579,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 247368103	13D	Page 5 of 8 Pages

1.	Names of Reporting Persons Robert MacArthur
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 579,526
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 579,526

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 579,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 247368103	Page 6 of 8 Pages

This Amendment No. 4 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Delta Apparel, Inc., a Georgia corporation (the “Issuer”), filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on October 10, 2023, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on October 13, 2023, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on November 13, 2023, and as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel and Robert MacArthur on December 21, 2023 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons have acquired beneficial ownership of an aggregate of 579,526 shares of Common Stock for $4,208,278.15 using working capital from the Fund and the GP.”

2. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 7,001,020 shares of Common Stock issued and outstanding as of December 21, 2023, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended September 30, 2023. All of the share numbers reported herein are as of January 3, 2024, unless otherwise indicated. Each Reporting Person’s cover page to this Schedule 13D for is incorporated by reference into this Item 5(a, b).

The Reporting Persons, in the aggregate, beneficially own 579,526 shares of Common Stock of the Issuer, representing approximately 8.3% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns 579,426 shares of Common Stock representing approximately 8.3% of the class; (ii) the GP, as the sole general partner of the Fund, beneficially owns 579,526 shares of Common Stock representing approximately 8.3% of the class; (iii) Mr. Kissel, as the managing partner of the GP, beneficially owns 579,526 shares of Common Stock representing approximately 8.3% of the class; and (iv) Mr. MacArthur, as the managing partner of the GP, beneficially owns 579,526 shares of Common Stock representing approximately 8.3% of the class.

Each of the Fund and the GP has the sole power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Each of Mr. Kissel and Mr. MacArthur has the shared power to vote and dispose of the shares of Common Stock beneficially owned by such person (as described above).

CUSIP No. 247368103	Page 7 of 8 Pages

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in the Common Stock since December 21, 2023 (the date of the filing of Amendment No. 3 to the Schedule 13D):

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
12/19/2023	2,200	$7.15
12/20/2023	14,020	$7.27
12/21/2023	20,185	$7.34
12/22/2023	2,217	$7.31
12/26/2023	5,017	$7.33
12/27/2023	1,860	$7.34
12/28/2023	12,821	$7.35
12/29/2023	41,680	$7.32
01/02/2024	4,401	$7.16

The above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.”

3. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 247368103	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2024 Forager Fund, LP

By:	/s/ Forager Capital Management, LLC,
its General Partner

By:	/s/ Robert MacArthur
Robert MacArthur Managing Partner

Forager Capital Management, LLC

By:	/s/ Robert MacArthur
Robert MacArthur Managing Partner

ROBERT MACARTHUR

/s/ Robert MacArthur

EDWARD KISSEL

/s/ Edward Kissel